UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the three-month period ended March 31, 2010

Commission File Number 001-31894

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

San Pedro Garza García N.L. 66260 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐             No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”), as of and for the three-months ended March 31, 2010. Mexican Financial Reporting Standards (“Mexican FRS”) requires that financial information starting from January 1, 2008 be presented in nominal Mexican Pesos (“Pesos” or “Ps.”), unless otherwise noted for the convenience of the reader. Please note that some figures in this Form 6-K may not sum due to rounding.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report includes or incorporates forward-looking statements, which include statements with respect to our plans, strategies, beliefs and other statements that are not historical facts. These statements are based on our management’s assumptions and beliefs in light of the information currently available to them. These assumptions and beliefs include information concerning us and the Mexican economy and telecommunications industry.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	general economic conditions in Mexico, the United States and any significant economic or political developments in those countries;

•	the competitive nature of providing long distance, data, internet and local services;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	the risks associated with our ability to implement our strategy;

•	customer turnover;

•	technological innovations;

•	our need for substantial capital;

•	interest rate levels;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	currency exchange rates, including the Peso/U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited financial statements as of March 31, 2010 and for the three-month period ended March 31, 2009 and 2010 and the notes thereto contained elsewhere herein.

Three-month period ended March 31, 2010 compared to the three-month period ended March 31, 2009

Revenues

Total revenue during the three-month period ended March 31, 2010 was Ps. 1,116.3 million, a 4.8%, or Ps. 56.8 million, decrease from the Ps. 1,173.1 million generated in the same period of 2009. This decrease was primarily the result of lower long distance services revenues partially offset by an increase in our data, internet and local services revenues.

Data, Internet and Local Services. During the three-month period ended March 31, 2010, data, internet and local service revenues reached Ps. 835.1 million, a 1.3%, or Ps. 10.6 million, increase from the Ps. 824.4 million recorded during the same period of 2009. The increase in data, internet and local services revenues was primarily due to an increase in internet-related services such as virtual private network (“VPN”) and managed services revenues. Our data, internet and local services represented 74.8% of our total revenues during the three-month period ended March 31, 2010, compared to 70.3% during the same period in 2009.

Long Distance Services. Revenues from our long distance services for the three-month period ended March 31, 2010 decreased 19.3%, or Ps. 64.7 million, to Ps. 281.3 million from Ps. 348.7 million in the same period of 2009. The decrease in long distance revenues was primarily due to lower traffic and a decrease in revenue per minute. The average long distance revenue per minute decreased 11.7% to Ps. 0.60 for the three-month period ended March 31, 2010 from Ps. 0.68 recorded during the three-month period ended March 31, 2009. Total volume of minutes handled decreased 8.6% to 466 million in the three-month period ended March 31, 2010 from 510 million minutes for the same period in 2009. The reduction in volume is primarily attributable to less international long distance traffic. As a percentage of total revenues, long distance services revenues represented 25.2% of our total revenues during the three-month period ended March 31, 2010 compared to 29.7% during the same period in 2009.

Cost of services (excluding depreciation)

Cost of services consists primarily of:

•	Fees for leased lines, typically paid on a per-circuit per-month basis primarily to Teléfonos de México S.A.B. de C.V. (“Telmex”) and other last mile access providers;
•	Interconnection costs including local access charges and resale expenses, paid on a per-minute basis primarily to Telmex ; and
•	International settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us.

Cost of services decreased 11.3%, or Ps. 47.6 million, to Ps. 373.8 million for the three-month period ended March 31, 2010 from Ps. 421.4 million recorded during the three-month period ended March 31, 2009. The reduction in cost of services was primarily the result of a decrease in cost of the long distance services.

Data, Internet and Local Services. Cost of data, internet and local services increased 3.2% to Ps. 203.0 million for the three-month period ended March 31, 2010 from Ps. 196.7 million recorded during the three-month period ended March 31, 2009. This was primarily due to an increase in internet-related services revenues, such as VPN, Ethernet and managed services.

Long Distance Services. Cost of long distance services decreased 24.0% to Ps. 170.8 million for the three-month period ended March 31, 2010 from Ps. 224.7 million recorded during the three-month period ended March 31, 2009. This decrease in cost of long distance services was primarily due to a decrease in domestic and international long distance volume of traffic.

Gross Profit

Gross profit is defined as revenues minus cost of services (excluding depreciation and amortization). Gross profit is a non-GAAP financial measure that is not defined under Mexican FRS.

We believe that gross profit can be useful to facilitate comparisons of operating performance between periods and with other companies. However, our computation of gross profit is not necessarily comparable to gross profit as reported by other companies because it excludes depreciation and amortization expense. Though gross profit is a relevant measure of operating performance, it should not be considered as an alternative to operating income (determined in accordance with Mexican FRS as an indication of our financial performance), or as an indication of resources generated from operating activities (determined in accordance with Mexican FRS, as a measure of our liquidity), nor is it indicative of funds available to meet our cash needs.

Gross profit for the three-month period ended March 31, 2010 decreased 1.2% to Ps. 742.5 million from Ps. 751.7 million recorded during the three-month period ended March 31, 2009. Our gross profit decreased primarily due the decrease in the long distance services gross profit. This decrease was partially offset by a higher data, internet and local services gross profit.

Data, Internet and Local Services. Our data, internet and local services gross profit increased 0.7%, or Ps. 4.3 million, to Ps. 632.0 million for the three-month period ended March 31, 2010 from Ps. 627.7 million recorded during the three-month period ended March 31, 2009. This increase was primarily due to the growth of these services revenues.

Long Distance Services. Our long distance gross profit decreased 10.9% to Ps. 110.5 million for the three-month period ended March 31, 2010 from Ps. 124.0 million recorded during the three-month period ended March 31, 2009. This decrease was primarily due to a decrease in both domestic and international long distance revenues.

Our gross margin, defined as gross profit as a percentage of total revenues, was 66.5% in the three-month period ended March 31, 2010 as compared to 64.1% reported in the same period in 2009.

Administration, selling and other operating expenses

Administration, selling and other operating expenses increased 4.3%, or Ps. 16.2 million, to Ps. 391.3 million in the three-month period ended March 31, 2010 from Ps. 375.1 million recorded in the same period in 2009 primarily as a result of higher building operations and personnel expenses. For the three-month periods ended March 31, 2010 and March 31, 2009, administration, selling and other operating expenses represented 35.1% and 32.0% of total revenues, respectively.

Depreciation and amortization

Depreciation and amortization amounted to Ps. 212.2 million in the three-month period ended March 31, 2010, compared to Ps. 211.8 million for the same period in 2009.

Operating income

Operating income decreased 15.6%, or Ps. 25.7 million, to Ps. 139.0 million in the three-month period ended March 31, 2010, from Ps. 164.7 million recorded in the three-month period ended March 31, 2009. This decrease was primarily due to a Ps. 9.2 million decrease in gross profit, coupled with a Ps. 16.2 million increase in administration, selling and other operating expenses compared to the amounts recorded in the same period in 2009.

Comprehensive financial result

During the three-month period ended March 31, 2010, our comprehensive financial gain was Ps. 55.3 million, compared to a Ps. 262.7 million loss reported during the same period in 2009. The following table sets forth our comprehensive financial results for the periods under review:

	Three-month period ended March 31,
	(in millions of nominal Pesos)
	2009	2010
Interest expense	(73.8)	(92.1)
Interest income	3.2	1.4
Exchange gain, (loss) net	(189.8)	145.6
Effect of derivative financial instruments	(2.2)	0.3

Comprehensive financial result, net	(262.7)	55.3

Our interest expense increased by Ps. 18.3 million to Ps. 92.1 million in the three-month period ended March 31, 2010, from Ps. 73.8 million in the same period in the previous year. This increase was primarily due to a higher interest rate of our 11.750% senior notes due 2014, which were issued on August 11, 2009, when compared to the interest rate of our 8% senior notes due 2010, which were prepaid in August and September of 2009.

Interest income decreased to Ps. 1.4 million in the three-month period ended March 31, 2010, from Ps. 3.2 million recorded in the comparable period in 2009, primarily due to a lower average cash balance during the three-month period ended March 31, 2010 compared to the three-month period ended March 31, 2009, coupled with a lower average Pesos interest rate as compared to the same period in 2009.

Exchange gain for the three-month period ended March 31, 2010 was Ps. 145.6 million compared to an exchange loss of Ps. 189.8 million recorded during the same period in 2009. We record a foreign exchange gain or loss with respect to U.S. dollar-denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities exceeded our U.S. dollar-denominated monetary assets during the three-month periods ended March 31, 2009 and 2010. We recorded a foreign exchange gain during the three-month period ended March 31, 2010 as a result of a 4.6% appreciation of the Peso against the U.S. dollar, while during the same period of 2009 the Peso depreciated 5.9% against the U.S. dollar.

Our principal foreign currency fluctuation risk involves changes in the value of the Peso relative to the U.S. dollar. In the past years, we have considered alternatives to manage this risk, for instance through the use of hedging instruments, in order to minimize the impact on our cash flow due to exchange rate fluctuation of the Peso-U.S. dollar. As of the date of this report, we do not have any derivative instruments. We had a settlement of forward contracts in an amount of US$ 1.6 million in both January 2009 and February 2009. The effect of those derivative instruments was negative and for the three-month period ended March 31, 2009 amounted to Ps. 2.2 million. In addition, we have a U.S. dollar-denominated lease contract which for accounting purposes the dollar currency embedded in the host lease contract is considered as embedded derivative. For the three-month period ended March 31, 2010, the effect of this embedded derivative was positive and amounted to Ps. 0.3 million. This contract is evaluated on a monthly basis.

Income and IETU

We and our sole subsidiary, Servicios Alestra, are required to pay the greater of the income tax or the flat tax (Impuesto Empresarial a Tasa Única, or “IETU”), which is computed separately for each entity. We participate in the tax consolidation of Alfa, our holding company. For the three-month period ended March 31, 2010, we recorded an income tax provision using an income tax effective rate of -18% compared to an income tax effective rate of -31% for the three-month period ended March 31, 2009.

For 2010, our current income tax is higher than our IETU tax; accordingly, we have not recognized any IETU in our consolidated income statements.

In accordance with the interpretation published by the Mexican Board of Research and Development of Financial Reporting Standards (CINIF) on December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, we have determined that we will continue to pay regular income tax in the foreseeable future. As a result, we did not record any deferred IETU taxes as of March 31, 2010

Net Income

During the three-month period ended March 31, 2010 we recorded a net income of Ps. 220.0 million compared to a net loss of Ps. 128.4 million during the same period in 2009. This was primarily explained by an exchange gain coupled with a benefit in deferred income taxes during the three-month period ended March 31, 2010, while during the same period in 2009 we recorded a foreign exchange loss as explained above.

Current Liquidity

As of March 31, 2009, December 31, 2009 and March 31, 2010 we had Ps. 331.3 million, Ps. 317.4 million and Ps. 261.8 million of unrestricted cash available, respectively. Our cash balance decreased during the first three months of 2010, as a result of the semiannual interest payment of our 11.750% senior notes due 2014 in the amount of US$ 11.75 million.

Our cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by the U.S. and Mexican governments, major Mexican and U.S. banks and corporations with high credit ratings. As of March 31, 2010, we had cash of Ps. 48.5 million and temporary investments of Ps. 213.4 million, of which Ps. 110.3 million were in Peso-denominated instruments and Ps. 103.1 million in U.S. dollar-denominated instruments. In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of March 31, 2010, December 31, 2009 and March 31, 2009, our ratio of current assets to current liabilities was 0.94x, 0.86x and 0.67x, respectively. Our ratio of current assets to current liabilities as of March 31, 2010 includes the corresponding amortization of our vendor loans and our Comerica Bank facility, which is described below.

	As of March 31, 2010	As of December 31, 2009	As of March 31, 2009
(in millions of nominal Pesos, excluding ratios)
Unrestricted cash balance	Ps. 261.8	Ps. 317.4	Ps. 331.3
Current ratios (times)	0.94x	0.86x	0.68x

On September 8, 2009, a trust was created by us, Telmex and BBVA Bancomer as a trustee to guarantee the payment of interconnection services. As of March 31, 2010, the trust balance was US$ 26.0 million, registered as restricted cash in our financial statements.

Net debt as of March 31, 2010 decreased US$ 12.1 million to US$ 206.6 million from US$ 218.7 million as of March 31, 2009. The decrease in net debt is primarily explained by the deposited trust account of US$ 26.0 million described above, which is presented as restricted cash in our balance sheet. Our total debt was at similar levels as of March 31, 2010 and March 31, 2009.

Capital expenditures during the three-month period ended March 31, 2010 amounted to Ps 135.1 million, Ps. 7.8 million higher than the Ps. 127.3 million invested in the same period in 2009. Our capital expenditure program includes investments to expand our network, provide new services to customers, increase data center capacity and last mile and direct access to connect customers to our network. As of the date of this report, our capital expenditure program is proceeding according to schedule.

Indebtedness

As of March 31, 2010 our total debt amounted to US$ 250.0 million, compared to US$ 237.6 million as of March 31, 2009.

As of March 31, 2010 we had outstanding US$200.0 million aggregate principal amount of our 11.750% senior notes due 2014, which pay interest semiannually in cash in arrears on February 11 and August 11, beginning on February 11, 2010. The principal amortization is payable at maturity on August 11, 2014.

On October 12, 2009, we obtained a bank facility with Comerica Bank in an amount of US$ 10.0 million. The facility has a variable interest rate of three-month LIBOR plus 3.75%. Interests payments are payable quarterly. The principal amortization is payable in four equal installments in January 2011, April 2011, July 2011 and final amortization in October 2011.

As of March 31, 2010 we had a loan facility with an outstanding balance of US$22.2 million with Cisco Systems Capital Corporation (“Cisco”), which pays principal and interest on a monthly basis. Tranches with maturities on 2011, 2012 and 2013 have an outstanding balance of US$7.0 million, US$13.3 million and US$1.9 million respectively.

As of March 31, 2010 we had a loan facility with an outstanding balance of $US14.5million with Hewlett-Packard Operations México S. de R.L. de C.V. (“HP”), which pays principal and interest on a monthly basis. Tranches with maturities in 2012, 2013 and 2014 have an outstanding balance of US$5.2 million, US$6.2 million and US$3.1 million respectively.

As of March 31, 2010 we had a vendor facility with Huawei Technologies de México, S.A de C.V with an outstanding balance of US$3.2 million and a loan facility with Capita Corporation S.A. de C.V. (“CIT”), with an outstanding balance of US$0.2 million, both pay principal and interest on a quarterly basis and mature in August 2011 and April 2010, respectively.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2010 and for the Three months ended March 31, 2009 and 2010

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	December 31, 2009		Unaudited March 31, 2010
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	317,429	Ps	261,849
Restricted cash (Note 8)		318,202		324,352
Trade receivables, net of allowance for doubtful accounts of Ps 62,478 in December 31, 2009 and Ps 66,490 in March 31, 2010		494,216		539,041
Due from affiliates and other related parties		24,018		20,744
Other receivables		75,918		78,501
Prepaid expenses		40,022		80,789
Other current assets		572		32,846

Total current assets		1,270,377		1,338,122
Property and equipment, net (Note 3)		5,204,783		5,126,024
Deferred income tax (Note 7)		104,084		164,921
Deferred charges and other assets, net		336,239		319,914

Total assets	Ps	6,915,483	Ps	6,948,981

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Teléfonos de México, S.A.B. de C.V. and other carriers	Ps	472,362	Ps	454,058
Other suppliers		286,683		237,995
Bank loans, notes payable and capital leases		185,665		236,267
Due to affiliates and other related parties		4,854		10,878
Dividends payable		130,587		124,640
Other accounts payable and accrued expenses		396,047		358,140

Total current liabilities		1,476,198		1,421,978
LONG-TERM LIABILITIES:
Senior notes		2,611,740		2,492,800
Bank loans, notes payable and capital leases		411,147		387,470
Estimated liabilities for seniority premiums and pension plans		102,677		107,081

Total liabilities		4,601,762		4,409,329

STOCKHOLDERS’ EQUITY:
Contributed stock		1,394,971		1,394,971
Retained earnings		918,749		1,144,680

Total shareholders’ equity of Alestra		2,313,720		2,539,651

Non controlling interest		1		1

Total stockholders’ equity		2,313,721		2,539,652

CONTINGENCIES AND COMMITMENTS (Note 8)
Total liabilities and stockholders’ equity	Ps	6,915,483	Ps	6,948,981

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Three months ended March 31,
	2009		2010
REVENUES
Long distance services	Ps	348,685	Ps	281,290
Data, internet and local services		824,427		835,054

		1,173,112		1,116,344

OPERATING EXPENSES :
Cost of services (excluding depreciation and amortization):
Long distance services		(224,721)		(170,794)
Data, internet and local services		(196,690)		(203,043)

		(421,411)		(373,837)

Gross profit		751,701		742,507

Administration, selling and other operating expenses		(375,129)		(391,315)
Depreciation and amortization		(211,825)		(212,184)

Operating income		164,747		139,008

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(73,841)		(92,100)
Interest income		3,211		1,385
Exchange (loss) gain		(189,828)		145,641
(Loss) gain on derivative financial instruments		(2,241)		344

		(262,699)		55,270

OTHER EXPENSE, NET		(514)		(7,048)

(Loss) gain before the following provisions for income tax		(98,466)		187,230
Consolidated Income tax		(29,968)		32,753

Consolidated net (loss) income	Ps	(128,434)	Ps	219,983

Net loss attributable to non controlling interest		(1)		(1)

Net (loss) income attributable to total stockholders of Alestra		(128,435)		219,982

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Three months ended March 31,
	2009		2010
Operation activities:
(Loss) income before income tax	Ps	(98,466)	Ps	187,230
Items relating to investing activities:
Depreciation and amortization		211,825		212,184
Cost related to seniority premiums and pension plans		5,064		4,794
Interest income		(3,211)		(1,385)
Derivative financial instruments		2,241		(344)
Gain on sale of equipment		622		43
Other, net		5,019		5,981
Items relating to financing activities:
Interest expense		73,833		92,100
Exchange loss (gain)		189,827		(144,406)

Subtotal		386,754		356,197
Decrease (increase) in accounts receivable and other current assets		10,341		(180,378)
Increase in suppliers, accounts payable and other current liabilities		90,214		13,949
Income tax paid		(89,561)		—

Operating activities net cash flows		397,748		189,768

Investing activities:
Interest received		3,079		1,225
Acquisition of property and equipment		(307,407)		(112,914)
Acquisition of deferred charges and other assets		—		(7,584)

Investing activities		(304,328)		(119,273)

Excess in cash to be applied in financing activities net cash flows		93,420		70,495

Financing activities:
Increase in bank loans, notes payable and capital leases		42,455		48,868
Interest paid		(8,428)		(166,860)

Financing activities net cash flows		34,027		(117,992)

Net cash increasing (decreasing) cash and cash equivalents		127,447		(47,497)

Adjustments to cash flow as a result of changes in exchange rates		1,031		(1,933)
Cash, cash equivalents and restricted cash at beginning of year		202,805		635,631

Cash and cash equivalents and restricted cash at year end	Ps	331,283	Ps	586,201

Cash, cash equivalents and restricted cash at beginning of year is integrated by:
Cash and cash equivalents	Ps	331,283	Ps	317,429

Restricted cash	Ps	—	Ps	318,202

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), is a Mexican company with limited liability and variable capital, incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (“Onexa”) (51%) and AT&T Telecom México, Inc. (“AT&T”) (49%).

Alestra’s business consists of the installation and operation of a public telecommunications network in Mexico, offering long distance telephone services and data, internet and local services.

In a general extraordinary meeting held on October 2, 2007, the stockholders approved the merger of Onexa into Alfa, S. A. B. de C. V. (“Alfa”), which became effective as of March 31, 2008. As a result of this merger, Alfa owns directly 51% of the shares of Alestra.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company”.

Alestra does not have any direct employees and all services required are provided by Servicios Alestra.

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation and disclosures

The condensed consolidated financial statements of Alestra have been prepared in accordance with Financial Reporting Standards applicable in Mexico (“Mexican FRS”) as promulgated by the Mexican Financial Reporting Standards Board (“CINIF”).

The condensed consolidated financial statements are expressed in Mexican Pesos (functional and reporting currency) denoted by the symbol “Ps.”. The year-end consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by Mexican FRS.

The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes as of December 31, 2009.

The condensed consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, in which it holds 99% of the capital stock. All intercompany balances and transactions have been eliminated.

b.	Estimates

The preparation of financial statements in conformity with Mexican FRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions include certain international long distance services revenues and expenses, the allowance for doubtful accounts, deferred income tax, provisions and employees benefits.

c.	Recognition of the effects of inflation

The provisions of the Mexican FRS B-10 specify that as of 2008, the Mexican economy is not considered an inflationary environment, since there has been a cumulative inflation below 26% in the last three years (which is the established limit to define an economy as inflationary). Therefore, as of January 1, 2008, the Company was required to discontinue the recognition of the inflation effects in the financial information. Consequently, the financial statements as of March 31, 2009 and 2010 are stated in adjusted nominal Mexican pesos as they include cumulative inflation effects on the financial information recognized up to December 31, 2007.

d.	New Financial Reporting Standards

The CINIF issued, during December 2009, a series of Mexican FRS and Interpretations (INIF) which will become effective as of January 1, 2010, with the exception of Mexican FRS B-5 and B-9, which will become effective as of January 1, 2011. Such Mexican FRS and their interpretations are not considered to have a significant impact in the financial information presented by the Company.

Mexican FRS B-5 “Financial Information by Segments”. Establishes the general standards to disclose financial information by segments. Additionally, it allows the user of such information to analyze the entity from the same point of view as the management does and requires the presentation of financial information by segment consistently within the financial statements. This standard will leave Bulletin B-5 “Financial Information by Segment” without effect.

Mexican FRS C-1 “Cash and cash equivalents”. Establishes standards on the accounting treatment and disclosure of cash, restricted cash and available for sale securities. It also introduces new terminology to make it consistent with other Mexican FRS previously issued. This standard supersedes Bulletin C-1, “Cash”.

Interpretation to Mexican FRS 17 “Service concession arrangements”. The interpretation removes the inconsistency between Mexican FRS D-6 “Capitalization of the comprehensive financial result” and Bulletin D-7 “Contracts of construction and manufacturing of some equity goods”, concerning the accounting treatment of the comprehensive financial result in the event of recognition of an intangible asset during the construction phase for service concession arrangements.

e.	Reclassifications

Certain reclassifications of amounts previously reported have been made to the consolidated statement of cash flow for the three months ended March 31, 2009 to maintain consistency and comparability between periods presented. Such reclassifications do not have a material impact on the consolidated statements of cash flow.

3. PROPERTY AND EQUIPMENT, NET

As of December 31, 2009 and March 31, 2010, property and equipment net, consists of the following:

	2009		2010
Buildings	Ps	147,213	Ps	147,334
Furniture, fixtures and other		234,232		229,317
Hardware equipment		332,290		335,596
Transportation equipment		26,536		27,238
Telephone network		9,925,493		9,977,671
Leasehold improvements		77,079		77,086
Billing and customer care software		524,141		562,253

		11,266,984		11,356,495
Accumulated depreciation and amortization		(6,443,102)		(6,628,155)

		4,823,882		4,728,340
Land		165,194		165,194
Constructions in progress		215,707		232,490

Total	Ps	5,204,783	Ps	5,126,024

Amortization of billing and customer care software charged to income amounted to Ps16,827 and Ps1,912 for the periods ended March 31, 2009 and 2010, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above, was Ps179,523 and Ps189,718 for the periods ended March 31, 2009 and 2010, respectively.

4. BANK LOANS, NOTES PAYABLE AND CAPITAL LEASES

As of December 31, 2009 and March 31, 2010, bank loans, notes payable and capital leases consist of the following:

	2009		2010
Bank loan obtained from Comerica Bank for an amount of US$10 million (1)	Ps	130,587	Ps	124,640
Promissory notes to Cisco Systems Capital Corporation for an amount of US$31.6 million (2)		296,251		276,401
Promissory notes to Hewlett Packard Operations de México, S. de R. L. de C. V., for an amount of US$18.8 million (3)		160,908		180,489
Promissory notes to Huawei Technologies de Mexico, S. A. de C. V., for an amount of US$3.5 million (4)		—		39,940
Capital lease contract with Arrendadora Capital Corporation, S. A de C. V. for an amount of Ps27,199 (5)		9,066		2,267

		596,812		623,737
Current portion of bank loans, notes payable and capital leases		(185,665)		(236,267)

Long term debt	Ps	411,147	Ps	387,470

(1)	On October 12, 2009 the Company contracted a loan with Comerica Bank (“Comerica”) for US$10 million bearing interest at 3 month LIBOR rate plus 3.75%. Interest payments are payable quarterly, with the principal due at maturity on October 12, 2011. This loan agreement contains various covenants with which, as of March 31, 2010, the Company is in full compliance.

(2)	Alestra issued nine promissory notes for a total amount of US$31.6 million to acquire goods with its supplier Cisco Systems Capital Corporation (“Cysco Systems”) with maturities of one, three and four years, at an annual interest rate between 5.50% and 5.67%. The amount outstanding as of March 31, 2010 was US$22.2 million.
(3)	From October 1, 2008 to March 31, 2010, the Company signed five promissory notes with Hewlett Packard Operations de México, S. de R. L. de C. V. (“HP”), for the acquisition of goods for a total amount of US$18.8 million. The payments will be made on a monthly basis in 48 installments at annual interest rates between 5.21% and 7.082%. As of March 31, 2010 amount outstanding was US$14.5 million.
(4)	On March 17, 2010, the Company signed a promissory note with Huawei Technologies de México S. A de C. V. (“Huawei”), for the acquisition of goods for a total the amount of US$3.5 million. The payments will be made quarterly at annual interest rate of 5.50%. As of March 31, 2010 amount outstanding was US$3.3 million.
(5)	The Company entered into a capital lease contract with Oracle de México, S. A. de C.V. (“Oracle”) to acquire software licenses and technical support for a total amount of Ps27,198, and bearing interest at 5.67%. This capital lease is payable in 12 equal monthly payments of Ps2,431 each, and matures on April 30, 2010. On March 25, 2009, Oracle granted the collection rights to Arrendadora Capital Corporation, S. A. de C. V.

5. SENIOR NOTES

On August 11, 2009 the Company performed a new debt offering by issuing unsecured senior notes for a total amount of US$200 million. The senior notes bear interest at an annual rate of 11.750% payable semi-annually in cash in arrears on February and August of each year with a maturity on August 11, 2014 (“11.750% Senior Notes”). The 11.750% Senior Notes principal will be paid at maturity and is presented as long-term in the balance sheet.

The costs and expenses, including the placing of premiums and discounts of this new issuance, which at December 31, 2009 amounted to Ps63,566 (US$5.1 million), will be amortized over the life of the 11.750% Senior Notes. The unamortized costs and expenses of the 8% Senior Notes due 2010, amounting to Ps19,229 at December 31, 2009, were charged to income for the year and are presented in the income statement as other income (expense).

The Company may redeem, at any time, the 11.750% Senior Notes, in whole but not in part, by paying the greater of 100% of the principal amount of such notes and the sum of the present value of each remaining scheduled payment of principal and interest discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined in the indenture for the 11.750% Senior Notes) plus 50 basis points, in each case plus accrued and unpaid interest. In addition, prior to or on August 11, 2012, the Company may redeem up to 35% of the original principal amount of the 11.750% Senior Notes with the net proceeds from certain equity offerings by the Company, at a price of 111.75% of the aggregate principal amount thereof, plus accrued and unpaid interest.

In the event of a change in the Company’s control structure, for example in the case of change of the interest ownership partners of the Company and with certain exceptions, the holders of the 11.750% Senior Notes are entitled to demand that the Company repurchase the notes in cash, at a price equal to 101% of the principal amount plus unpaid accrued interest.

The proceeds obtained in the issuance of the 11.750% Senior Notes were used to refinance the Company’s 8% Senior Notes due 2010 (“8% Senior Notes”).

Senior notes acquired are presented in the balance sheet net of the senior notes issued. Interest income from these notes amounting to Ps9,448 and Ps0 as of December 31, 2009 and March 31, 2010, respectively, has been presented net of the financial expense caption in the statements of operations.

The indenture for the 11.750% Senior Notes and other credit agreements contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of March 31, 2010 the Company is in compliance with all required covenants.

6. EMPLOYEES’ BENEFITS

An analysis of the net periodic pension cost by plan type is presented as follows:

	Pension Plan March 31,				Seniority Premium March 31,				Indemnities March 31,				Other retirement benefits March 31,				Total March 31
	2009		2010		2009		2010		2009		2010		2009		2010		2009		2010
Net cost of the period:
Labor cost of the current service	Ps	493	Ps	571	Ps	34	Ps	42	Ps	743	Ps	818	Ps	6	Ps	6	Ps	1,276	Ps	1,437
Financial cost		1,353		1,742		27		38		686		882		17		19		2,083		2,681
Net actuarial earning or loss		—		38		32		35		1,088		—		—		—		1,120		73
Labor cost of past service		(186)		(165)		11		11		756		756		—				581		602
Reductions and settlements		4		—														4		—

Total	Ps	1,664	Ps	2,186	Ps	104	Ps	126	Ps	3,273	Ps	2,456	Ps	23	Ps	25	Ps	5,064	Ps	4,793

7. INCOME TAX

The reconciliation between the statutory and effective income tax rates is shown below:

	Three months ended March 31,
	2009		2010
(Loss) income before income tax	Ps	(98,466)	Ps	187,230
Income tax at statutory rate (28% in 2009) and (30% in 2010)		27,570		(56,169)
Add (deduct) effect of income tax on:
CFR differences		(5,693)		(11,614)
Effect of valuation of tax losses and other permanent items		(51,845)		100,511

Total provision of income tax	Ps	(29,968)	Ps	32,718

For the three months ended March 31, 2009, the company recognized its income tax provision using an income tax effective rate of -31% compared to an income tax effective rate of -18% for the three months ended March 31, 2010.

8. CONTINGENCIES AND COMMITMENTS

In August 2006, ABA Seguros, S. A. de C. V. (“ABA Seguros”) and 7 ELEVEN, Inc. (“7-Eleven”) filed a claim against Servicios Alestra in the amount of Ps 50,000, for damages from a fire that began in the building leased by Servicios Alestra to Casa Chapa, S. A. de C. V. under the theory of subrogation of rights. Servicios Alestra filed a response with the support of ACE Seguros (insurance carrier of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (iii) fires, (iv) accounting, and (v) electrical installation. Although the outcome of the claim has not yet been decided, Servicios Alestra does not believe it would have a substantial effect on its finances. In the Company’s opinion, although the outcomes of these proceedings are uncertain, they should not have a material adverse affect on its financial position, results of operations or cash flows.

The Company is involved in a dispute with Teléfonos de México, S.A.B. de C.V. (“Telmex”) regarding interconnection services rates applicable for 2008 and 2009 and had requested the intervention of Cofetel. As of the date of issuance of these financial statements, management continues its negotiations with Telmex and it is expected that the Company may reach an agreement in the near future. In the Company’s opinion, although the outcomes of the mentioned proceedings are uncertain, they should not have a material adverse affect on its financial results; however, as of the date of issuance of these financial statements, the Company believes that it has recognized sufficient provisions to address such contingencies.

9. SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

The Company operates in two segments: long distance services (domestic and international), and data, internet and local services.

The Company’s management uses the information as to income and costs of services (excluding depreciation) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administration selling and other operating expenses, depreciation and amortization per segment.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies in our financial statements as of and for the year ended December 31, 2009. The information on the Company’s segments for the three months ended March 31, 2009 and 2010 is as follows:

Three months ended	Long distance		Data, Internet and Local services		Total
March 31, 2009
Revenues	Ps	348,685	Ps	824,427	Ps	1,173,112
Costs of services (excluding depreciation and amortization)		(224,721)		(196,690)		(421,411)

Gross profit	Ps	123,964	Ps	627,737		751,701

Operating expenses (including depreciation and amortization)						(586,954)

Operating income						164,747
Comprehensive financial result						(262,699)
Other expense, net						(514)

Loss before income tax						(98,466)
Income tax						(29,968)

Net loss					Ps	(128,434)

Three months ended	Long distance		Data, Internet and Local services		Total
March 31, 2010
Revenues	Ps	281,290	Ps	835,054	Ps	1,116,344
Costs of services (excluding depreciation and amortization)		(170,794)		(203,043)		(373,837)

Gross profit	Ps	110,496	Ps	632,011		742,507

Operating expenses (including depreciation and amortization)						(603,499)

Operating income						139,008
Comprehensive financial result						55,270
Other expense, net						(7,048)

Income before income tax						187,230
Income tax						32,753

Net income					Ps	219,983

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Bernardo García Reynoso
Bernardo García Reynoso
Chief Financial and Administrative Officer

Date: May 27, 2010